UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TAPIMMUNE, INC.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK

________________________________________________________________________________
(Title of Class of Securities)

876033 101

______________________________________
(CUSIP Number)

WILFRED A. JEFFERIES
Address: 12596 23rd Ave., Surrey, British Columbia, Canada V4A 2C2
Telephone: (604) 250-2358

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2007

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 876033 101

1.           Names of Reporting Persons                      WILFRED A. JEFFERIES
              I.R.S. Identification Nos. of above persons (entities only).

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)          ☐
(b)          ☐
              Not applicable.

3.           SEC Use Only:

4.           Source of Funds (See Instruction):                 PF, OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
              Not applicable.

6.           Citizenship or Place of Organization:           Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:                          3,551,902.(1), (2)

8.           Shared Voting Power:                      None.

9.           Sole Dispositive Power:                   3,551,902.(1), (2)

10.         Shared Dispositive Power:               None.

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           3,551,902.(1), (2)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   ☐
              Not applicable.

13.         Percent of Class Represented by Amount in Row (11):           15.5%.(3)

14.         Type of Reporting Person (See Instructions):           IN.

Notes:

(1)   On June 28, 2007, the Issuer completed a reverse stock split and simultaneous decrease in authorized share capital, in each case on a one (1) new share per 2.5 old share basis. The numbers reported in this Schedule 13D reflect post reverse stock split figures.

(2)   These 3,551,902 shares include: (i) 1,443,716 shares held of record by the Reporting Person, (ii) 1,000,000 shares issuable upon exercise of options held by the Reporting Person, which options provide for an exercise price of $0.25 per share and expire on June 8, 2017, and (iii) 1,108,186 shares held of record by 442668 B.C. Ltd., a company controlled by the Reporting Person.

(3)   Based on 22,941,250 shares of common stock issued and outstanding as of July 9, 2007.

CUSIP No: 876033 101

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Wilfred A. Jefferies is sometimes referred to herein as the "Reporting Person".

On June 28, 2007, the Issuer completed a reverse stock split and simultaneous decrease in authorized share capital, in each case on a one (1) new share per 2.5 old share basis. The numbers reported in this Schedule 13D reflect post reverse stock split figures.

ITEM 1.           SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of TapImmune, Inc., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Unit 2 - 3590 West 41st Avenue, Vancouver, British Columbia, Canada V6N 3E6.

ITEM 2.           IDENTITY AND BACKGROUND.

A.         Names of Persons filing this Statement:

This statement is filed by Wilfred A. Jefferies.

B.         Residence or Business Address:

12596 23rd Avenue
Surrey, BC V4A 2C2

C.         Present Principal Occupation and Employment:

The Reporting Person's principal occupation is as a professor of immunology and microbiology at the University of British Columbia.

D.         Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.         Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.         Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired the shares reported in this Schedule 13D as follows:

a.           On June 8, 2007, the Reporting Person acquired the 1,443,716 shares of the Issuer's common stock at a deemed issuance price of $360,929, as settlement of a debt owed by the Issuer to the Reporting Person.

CUSIP No: 876033 101

b.           On June 8, 2007, the Reporting Person acquired options to purchase 1,000,000 shares of the Issuer's common stock at $0.25 per share, expiring on June 8, 2017. These options were issued to the Reporting Person by the Issuer pursuant to the Issuer's stock option plan.

c.           On or about December 2001, 442668 B.C. Ltd., a company controlled by the Reporting Person, acquired 1,108,186 shares of the Issuer's common stock at a price of $0.001 per share.

ITEM 4.           PURPOSE OF TRANSACTION.

The acquisitions of the shares of the Issuer's common stock by the Reporting Person as described in Item 3 were undertaken for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the Issuer;

(f)         any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)         As of July 9, 2007, the Reporting Person was the beneficial owner of 3,551,902 shares (or approximately 15.5%) of the Issuer's common stock. These 3,551,902 shares include: (i) 1,443,716 shares held of record by the Reporting Person, (ii) 1,000,000 shares issuable upon exercise of options held by the Reporting Person, which options provide for an exercise price of $0.25 per share and expire on June 8, 2017, and (iii) 1,108,186 shares held of record by 442668 B.C. Ltd., a company controlled by the Reporting Person.

CUSIP No: 876033 101

(b)         As of July 9, 2007, the Reporting Person had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 3,551,902 shares (or approximately 15.5%) of the Issuer's common stock. These 3,551,902 shares include: (i) 1,443,716 shares held of record by the Reporting Person, (ii) 1,000,000 shares issuable upon exercise of options held by the Reporting Person, which options provide for an exercise price of $0.25 per share and expire on June 8, 2017, and (iii) 1,108,186 shares held of record by 442668 B.C. Ltd., a company controlled by the Reporting Person.

(c)         As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)         As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)         Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

CUSIP No: 876033 101

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007.

/s/ Wilfred A. Jefferies

_______________________________
WILFRED A. JEFFERIES